July 9, 2024

U.S. SEC

Washington, D.C. 20549

ATTN: Division of Corporation Finance

Blaise Rhodes, Angela Lumley

Re: Kinetic Group, Inc. File No. 333-216047

Dear Sir or Madam:

Thank you for your letter dated June 6, 2024.  Pursuant to your questions, we offer the following:

Question 1

Consideration of guidance in ASC 250

After Management’s discovery of the referenced error, management looked to ASC 250 for guidance in determining whether the error was material quantitatively and qualitatively, including first analyzing the size of the error relative to the company balance sheet and then secondly analyzing the qualitative factors surrounding the error, specifically considering whether such error might have an impact on a reasonable person.  And for this purpose, we assume such person is a reasonable user of the financial statements who relies on their accuracy to make economic decisions and who:

•	has a reasonable knowledge of business and economic activities and accounting, and a willingness to study the information in the financial statements with reasonable diligence,
•	understands that financial statements are prepared, presented and may be audited to levels of materiality,
•	recognizes the uncertainties inherent in the measurement of amounts based on the use of estimates, judgment and the consideration of future events, and
•	who makes reasonable economic decisions based on all information in the financial statements.

Although in this specific instance, Management can contemplate scenarios where the error might not be considered material from a qualitative perspective to a reasonable person, given the totality of all other information available, we concluded that the error is material at least from a quantitative perspective. And consequently, Management took the decision to consider this a material error requiring a clarification and correcting the error in the financial statements of the period the error was found. As a result, an 8k was filed in May with the corrected financial statements and clarifying notes.

Kinetic Group Inc. – 2801 NW 74th Avenue, Miami FL 33122 – Phone: (786)-7126827

In applying the guidance under ASC 250, Management took into consideration the following:

•	The error had/has no impact on any current or prior period:

o	income statements,
o	cash flow statements,
o	management or key persons compensation,
o	income statement or cash flow key metrics,
o	current or long-term liabilities, or
o	accumulated retained earnings;

•	The error impacts only the asset and other equity (additional paid in capital) balances in the company balance sheets;
•	The error amount is material in amount (quantitatively) to the accounts receivable classification in the balance sheet; and
•

Management simply discovered an oversight and/or misunderstanding of complex equity transactional facts. That is, there are no correction of estimates, accounting methods, etc. involved in this specific instance.

Because of Management’s conclusion that the error should be considered material quantitatively, as communicated previously to the SEC, Management has corrected such error consistent with the guidance under ASC 250.

ASC 250-10-45-22 - Not Applicable

Section 10-45-22 of ASC 250 does not apply with respect to this correction since the correction does not impact any elements of any current or prior period income statements; that is it does not impact any components or classifications within revenue, expenses, other income or any other item reported in the company income statements.

ASC 250-10-45-23 - Applicable

Section 10-45-23 of ASC 250 is applicable with respect to this correction since the correction does impact the prior period balance sheets, including the components or classifications within assets and other equity accounts reported in the company balance sheets.  But since this error does not impact accumulated retained earnings, there will be no impact or restatement to retained earnings by the company. Management has corrected the balance sheet effective  the error was discovered.  Therefore, the error correction will involve the restatement of:

•	assets pursuant to ASC 250-10-45-23 (a),
•	other equity pursuant to ASC 250-10-45-23 (b), and
•	preferential statements pursuant to ASC 250-10-45-23 (c).

ASC 250-10-45-24 - Not Applicable

Section 10-45-24 of ASC 250 does not apply with respect to this correction since the correction does not impact any elements of any current or prior period income statements; that is it does not impact any components or classifications within revenue, expenses, other income or any other item reported in the company income statements.

Kinetic Group Inc. – 2801 NW 74th Avenue, Miami FL 33122 – Phone: (786)-7126827

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ASC 250-10-50-7 - Applicable

Section 10-50-7 of ASC 250 is applicable with respect to this correction since the correction does impact the prior period balance sheets, including the components or classifications within assets and other equity accounts reported in the company balance sheets.  But since this error does not impact accumulated retained earnings, there will be no impact or restatement to retained earnings by the company.

ASC 250-10-50-7A – Applicable in Part

Section 10-50-7A of ASC 250 is applicable with respect to this correction since the correction does impact the prior period balance sheets, including the components or classifications within assets and other equity accounts reported in the company balance sheets.  But since this error does not impact accumulated retained earnings, there will be no impact or restatement to retained earnings by the company. Management intends to include all appropriate disclosures under section 10-50-7 but because the error only impacted the last several years, it should not be necessary to reflect restatements going back five (5) years.

ASC 250-10-50-8 - Not Applicable

Section 10-50-8 of ASC 250 does not apply with respect to this correction since the correction does not impact any elements of any current or prior period income; that is it does not impact any components or classifications within revenue, expenses, other income or any other item reported in the company income statement. Therefore, there is no tax effect with regard to the correction of this error.

ASC 250-10-50-9 - Applicable

Section 10-50-9 of ASC 250 is applicable with respect to this correction since the correction does impact the prior period balance sheets, including the components or classifications within assets and other equity accounts reported in the company balance sheets.  But since this error does not impact accumulated retained earnings, there will be no impact or restatement to retained earnings by the company. Management intends to include all appropriate disclosures under section 10-50-9.

ASC 250-10-50-10 - Applicable

Section 10-50-10 of ASC 250 is applicable with respect to this correction since the correction does impact the prior period balance sheets, including the components or classifications within assets and other equity accounts reported in the company balance sheets.  Therefore, the disclosures required by paragraphs 10-50-7 through 10-50-9 shall not be repeated and subsequent financial statements.

Kinetic Group Inc. – 2801 NW 74th Avenue, Miami FL 33122 – Phone: (786)-7126827

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ASC 250-10-50-11 - Not Applicable

Section 10-50-11 of ASC 250 does not apply with respect to this correction since the correction does not impact any elements of any current or prior period income statements; that is it does not impact any components or classifications within revenue, expenses, other income or any other item reported in the company income statements.

Question 2

Thank you for reminding of the requirements under Rule 8-03 under Regulation S-X.  Although aware of Rule 8-3, after further reflection and a more in-depth review of the detailed regulations, we are further reminded of the specific requirement, as we interpret such regulations, specifically requiring, for interim unaudited financial statements, that the independent accounting firm reviewing any perform a interim financial statements to issue a report giving their review opinion with respect to such financial statements.

We had engaged an independent CPA firm to review our interim financial statements prior to the termination of our independent auditing firm, including from a disclosures control perspective, to help ensure the amounts reported in the financial statement sections and tables included in the Forms 10Q reconciled back to the underlying books and records of the company.

Question 3

Regarding your question of how we determine disclosure controls and procedures were effective, the Company has long engaged in SEC attorney which is experienced in preparing and filing SEC annual and quarterly reports. Although the Company management prepares the draft SEC reports, they are always reviewed by the attorney who brings an independent, experienced review controller over the reports before being filed with the SEC.

Additionally, we have subsequently over six months ago engaged in other independent CPA firm who is performing an additional review of the Companies underlying books and records and reconciling them back to the financial numbers and financial tables included in the SEC reports prior to being filed with the SEC. Consequently, this brings an added layer of independent review over the financial disclosures included in such annual and quarterly reports.

As you know, Rule 240.13a-15(d) requires that management must evaluate with the participation of the issuer’s principal executive and principal financial officers, or persons performing similar functions, any change in the issuer’s internal control over financial reporting, that occurred during each of the issuer’s fiscal quarters or fiscal year end, that is reasonably likely to materially affect the issuer’s internal control over financial reporting.

Kinetic Group Inc. – 2801 NW 74th Avenue, Miami FL 33122 – Phone: (786)-7126827

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During such evaluation of disclosure controls by Management it was concluded that the termination of the previous independent audit firm along with the engagement of the new independent CPA firm, given the nature, size and current activity levels of the Company, should not create any material negative effect on the Company’s disclosure internal controls over financial reporting. In fact, Management believes such actions have improved such internal controls and procedures as the interim financial statements are now being reviewed more closely than before.  And as evidence of such conclusion, we point to the fact that the new independent CPA firm was instrumental in catching and correcting the reporting error that has become the subject of the upcoming amended report discussed with your office.

Finally, Management has named an audit committee within the company, responsible for the oversight of the entire financial reporting process of the company.

Should you have any further questions regarding these matters please contact us.

Roberto Mora C.

Chief Financial Officer

Kinetic Group Inc. – 2801 NW 74th Avenue, Miami FL 33122 – Phone: (786)-7126827

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